UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2025	Commission File Number: 1-14678

 CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

CIBC Square, 81 Bay Street

Toronto, Ontario

Canada M5J 0E7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: March 13, 2025	By:	/s/ Allison Mudge
	Name:	Allison Mudge
	Title:	Senior Vice-President

Exhibits

Exhibits	Description
99.1	News Release Dated March 13, 2025 - CIBC President and CEO Victor Dodig Announces Plan to Retire October 31, 2025; Harry Culham Appointed Chief Operating Officer effective April 1, 2025 and Named to Succeed Dodig as CIBC President and CEO November 1, 2025